UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003.

Northgate Exploration Limited

(Translation of registrant's name into English)

2050 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: December 18, 2003.

(signed)
Jon Douglas
Chief Financial Officer

News Release

NORTHGATE EXPLORATION LIMITED
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateexploration.ca



Northgate Exploration Limited

NORTHGATE EXPLORATION APPOINTS DIRECTOR:
MR. KLAUS KONIGSMANN

VANCOUVER, December 18, 2003 – Mr. Terry Lyons, Chairman of the Board of Northgate Exploration Limited ("Northgate") is pleased to announce that Mr. Klaus Konigsmann, P. Eng., has been appointed to the Board of Directors of Northgate. Mr. Konigsmann replaces Mr. Sam Pollock of Brascan Financial Corporation who resigned from the board when the sale of Brascan's 41% equity stake in Northgate closed on November 24, 2003. Mr. Konigsmann is currently President of KVK Consulting Associates Inc. a company that provides consulting services to mining corporations in the field of mineral processing design and development. Prior to this, he had a long and distinguished career with Noranda Minerals Inc. where he was Vice-President – Engineering. Mr. Konigsmann brings a wealth of experience to Northgate as it enters into a new growth phase, including the extension of the existing Kemess operations through the development of the Kemess North Project.

Mr. Lyons stated that: "The addition of Klaus Konigsmann to the Board of Northgate provides us with strong technical expertise and experience at the board level as Northgate begins a new phase of development as an independent, widely-held, gold mining company. During the coming months, Northgate will continue to evaluate the composition of its Board to ensure that it has the specific skills necessary to support Northgate's long-term success. We would also like to thank Mr. Sam Pollock for his contributions as a Director and to thank Brascan for its support through the restructuring of Northgate and its evolution to a strong mid-tier gold mining company."

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Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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For further information, please contact:

Mr. Terry A. Lyons
Chairman
604-688-4435